EXHIBIT 12.1
     The following table sets forth our historical ratios of earnings to fixed charges for the periods indicated:
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN THOUSANDS)

	YEARS ENDED
	2001	2002	2003	2004	2005		Three Months
							Ended
							April 1, 2006
Pre-tax income (loss) from continuing operations	$(565.2)	$(260.2)	$102.4	$(183.7)	$(41.2)		$(101.7)

Fixed charges:
Interest expense	25.1	26.6	30.2	31.8	34.4		6.9
Interest included in rental payments (1)	9.1	8.5	10.1	10.5	9.5		3.0

Total fixed charges	$34.2	$35.1	$40.3	$42.3	$43.9		9.9

Pre-tax income (loss) from continuing operations plus fixed charges	$(531.0)	$(225.1)	$142.7	$(141.4)	$2.7		$ (91.8)

Ratio of earnings to fixed charges	— (2)	— (3)	3.5	— (4)	—	(5)	— (6)

(1)	Represents appropriate portion (1/3) of rentals.

(2)	Due to the Company’s loss in 2001, the ratio coverage was less than 1:1. The Company must generate additional earnings of $565.2 million to achieve a coverage of 1:1.

(3)	Due to the Company’s loss in 2002, the ratio coverage was less than 1:1. The Company must generate additional earnings of $260.2 million to achieve a coverage of 1:1.

(4)	Due to the Company’s loss in 2004, the ratio coverage was less than 1:1. The Company must generate additional earnings of $183.7 million to achieve a coverage of 1:1.

(5)	Due to the Company’s loss for the 12 months ended December 31, 2005, the ratio coverage was less than 1:1. The Company must generate additional earnings of $41.2 million to achieve a coverage of 1:1.

(6)	Due to the Company’s loss for the three months ended April 1, 2006 the ratio coverage was less than 1:1. The Company must generate additional earnings of $101.7 million to achieve a coverage of 1:1.